MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month periods ended March 31, 2007 and March 31, 2006, and the audited annual consolidated financial statements for the year ended December 31, 2006.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization and, before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating EBITDA, the measure as calculated by Catalyst Paper Corporation (the “Company”) might not be comparable to similarly-titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company’s operating performance and subsequently, a company’s ability to meet debt service and capital expenditure requirements. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the “Non-GAAP Measures” section for a reconciliation of this non-GAAP measure to net earnings (loss).

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes and the term “tonne” or the symbol “MT” refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at April 24, 2007, which is the date of filing in conjunction with the Company’s press release announcing its results for the first quarter of 2007. Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the Company’s ability to obtain financing and other factors beyond the Company’s control. Additional information concerning these and other factors can be found in section 12 of this MD&A under the heading "Risks and Uncertainties". The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

1.0	CORPORATE OVERVIEW AND HIGHLIGHTS

1.1	First quarter overview

The Company experienced a challenging first quarter (“Q1”). The Company’s margins were put under pressure mainly as a result of weaker paper prices, higher fibre costs and an increase in maintenance costs due to higher planned maintenance shutdowns in Q1. These were partially offset by stronger pulp prices, which hit their highest level since 1995, and a weaker average Canadian dollar. In addition to these factors, costs relating to the Company’s restructuring program and change-of-control related packages for two senior executives reduced operating results further in Q1.

During Q1, the Company announced a $21.2 million restructuring plan, which includes workforce reductions of approximately 350 positions across the Company that is expected to be completed during 2007. The Company recorded $10.8 million of restructuring costs related to this program in Q1. In addition, the Company transitioned two senior executives in Q1. The President and Chief Executive Officer, Russell J. Horner, and the Vice-President, Finance and Chief Financial Officer, Ralph Leverton, exercised change-of-control agreements and resigned in Q1. As a result, the Company recorded $7.7 million in change-of-control, pension benefits and stock compensation related expense. Late in Q1, Richard Garneau joined the Company as the President and Chief Executive Officer and David Smales, the Company’s Vice-President, Strategy, was appointed Acting Vice-President, Finance and Chief Financial Officer.

Higher pulp prices and regional supply limitations led to increased fibre prices in Q1. The continuation of poor West Coast weather conditions and curtailed sawmill activity were the primary causes of the constrained fibre situation in Q1.

Markets for the Company’s specialty paper products were mixed in Q1. Coated mechanical demand and prices weakened overall. Uncoated mechanical demand was up in Q1 due to strong high gloss demand, but was not sufficient to prevent average prices weakening. Directory paper demand was solid and prices were up.

U.S. consumption of newsprint decreased significantly in Q1 leading to significant increases in mill inventories, which negatively impacted prices.

The Company ran their paper machines at full capacity and did not take any market related downtime in Q1.

Northern bleached softwood kraft (“NBSK”) pulp remained strong in Q1 due in part to the closure of several North American pulp mills since 2005. NBSK pulp prices climbed to their highest level since 1995. The previously announced price increases of US$30 per tonne in Europe and US$20 per tonne in North America for NBSK pulp were implemented in Q1. Further price increases of US$20 per tonne in Europe and the United States and US$10 per tonne in China were announced for NBSK pulp, effective April 1, 2007. Demand for containerboard decreased in Q1 due to weak box shipments; however, prices remained firm due to balanced mill and box plant inventories. The previously announced price increase of US$40 per tonne for containerboard and white-top linerboard for effect on January 1, 2007 was not implemented in Q1.

1.2	Selected financial information

(In millions of dollars, except where otherwise stated)
	2007	2006
	Q1	Q1	Q2	Q3	Q4	TOTAL
Sales	$478.1	$456.3	$469.6	$486.0	$470.6	$1,882.5
Operating earnings (loss)	(30.7)	(15.9)	6.1	17.0	(3.3)	3.9
EBITDA [1]	14.1	47.3	52.4	62.8	48.5	211.0
Net earnings (loss)	(25.6)	(23.6)	42.4	2.5	(37.2)	(15.9)
EBITDA margin [1,2]	2.9%	10.4%	11.2%	12.9%	10.3%	11.2%
Net earnings (loss) per share (in dollars) - basic and diluted	$(0.12)	$(0.11)	$0.20	$0.01	$(0.17)	$(0.07)
Sales (000 tonnes)
Specialty papers	255.2	235.1	237.8	264.6	252.7	990.2
Newsprint	148.7	181.1	178.4	169.5	170.1	699.1
Total paper	403.9	416.2	416.2	434.1	422.8	1,689.3
Pulp	167.9	153.4	171.4	155.9	145.5	626.2
Total sales	571.8	569.6	587.6	590.0	568.3	2,315.5
Production (000 tonnes)
Specialty papers	256.6	235.7	244.2	254.8	249.0	983.7
Newsprint	152.1	183.9	179.6	170.0	170.2	703.7
Total paper	408.7	419.6	423.8	424.8	419.2	1,687.4
Pulp	156.8	153.1	155.6	162.8	152.8	624.3
Total production	565.5	572.7	579.4	587.6	572.0	2,311.7

Average spot foreign exchange rate C$/US$ [3]	1.172	1.155	1.121	1.121	1.139	1.134
Period-end spot foreign exchange rate C$/US$ [4]	1.153	1.167	1.115	1.115	1.165	1.165
Effective foreign exchange rate C$/US$ [5]	1.162	1.172	1.14	1.129	1.139	1.146
Common shares (millions)
At period-end	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.6	214.6	214.6	214.6	214.6	214.6

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	EBITDA margin is defined as EBITDA as a percentage of sales.
3	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.
5	Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company’s revenue hedging program in the period.

1.3	Overview of the business

The Company is the fourth largest North America-based producer of newsprint and uncoated mechanical groundwood specialty papers, measured by production capacity. It is also the largest producer of newsprint and uncoated specialty papers and the only producer of lightweight coated (“LWC”) paper on the West Coast of North America. The Company is the largest producer of directory paper in the world by capacity and operates the largest paper recycling operation in Western Canada. It also has a significant presence in most major international markets, serving customers around the world.

The Company’s business includes printing papers and market pulp, operating in three business segments:

Specialty papers

The specialty papers segment consists of soft-calendered (“SC”) and machine-finished (“MF”) hi-brite uncoated, LWC and directory paper grades. These groundwood specialty paper grades are manufactured on 10[1] paper machines in British Columbia at Crofton, Elk Falls, Port Alberni and Powell River. The specialty papers business segment has a total production capacity of 1,100,000 tonnes.

Specialty paper represents the Company’s largest business segment, generating approximately 50% of consolidated sales revenue for the first three months of 2007. The Company’s customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty paper products are sold primarily through the Company’s sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In the three months ended March 31, 2007, approximately 92% of specialty paper sales volumes were with customers in North America. Specialty papers are shipped by ship, barge, rail or truck, or by a combination of some or all of these transportation modes.

Newsprint

Newsprint is currently produced on five[1] paper machines at Crofton, Elk Falls and Powell River. The newsprint segment has a total annual production capacity of 617,000 tonnes. During Q1 of 2006, the Company permanently closed its Port Alberni No. 3 (“A3”) paper machine, representing 140,000 tonnes of equivalent newsprint production capacity.

Newsprint sales represented approximately 23% of consolidated sales revenue for the first three months of 2007. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America and in Asia. In the three months ended March 31, 2007, approximately 82% of newsprint sales volumes were with customers in North America and Asia. Newsprint is shipped overseas by deep-sea vessel and inland by ship, barge, rail or truck, or a combination of some or all of these modes.

Pulp

The pulp segment includes sawdust-based pulp and containerboard manufactured at the Elk Falls mill, and NBSK pulp manufactured at the Crofton mill. The segment has a total market production capacity of 638,000 tonnes.

Pulp and containerboard sales represented approximately 27% of consolidated sales revenue for the first three months of 2007. The pulp customer base is located primarily in Asia and Europe and includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. The containerboard customer base consists primarily of corrugated box manufacturers. Pulp and containerboard products are sold primarily through sales and marketing personnel in Canada, and through a network of agents in locations throughout the world. In the three months ended March 31, 2007, approximately 73% of pulp and containerboard sales volumes were with customers in Europe, Asia and Australasia. The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp and containerboard are shipped by both break-bulk and container deep-sea vessels.

1	The Company has 11 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

The Company also has the largest paper recycling operation in Western Canada. Operated in support of its business segments, the recycling facility has a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally. After a project planned for mid-2007 is completed, this facility will increase production capacity to 160,000 air-dried equivalent tonnes of pulp per year.

The chart below illustrates the Company’s principal paper and pulp products, applications and annual 2007 capacity:

PRODUCT PROFILE
	Specialty paper grades				Newsprint	Pulp
Category	Uncoated papers		Coated paper	Directory	Newsprint	Containerboard	Market pulp
	Soft-calendered	Machine-finished
Brand name	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Silverliner Platinumliner Chromiumliner Bronzeliner	Elk Prime Crofton- Kraft
Basis weight (g/m2)	36.6 - 52	45 - 66.5	44.4 - 63.6	28 - 40	43 - 48.8	127 - 250	n/a
Applications	magazines, supplements, catalogues, inserts, flyers, directories	magazines, supplements, inserts, flyers, direct mail, PR and corporate communication books/manuals	magazines, catalogues, inserts, flyers, direct mail	telephone books, airline schedules, catalogues	newspapers, inserts, flyers, supplements, directories, timetables	packaging applications	tissue, freesheet, specialty paper, white-top linerboard
Capacity (tonnes)	531,000[1]		231,000	338,000[1]	617,000[1]	127,000	511,000[2]
% of total capacity	23%		10%	14%	26%	5%	22%

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2	Market tonnes.

1.4	2007 strategy update

The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added paper.

The Company continues to focus on reducing manufacturing costs while maintaining or improving the quality of its products. The Company also continues to focus on optimizing its brands and customer base to take advantage of market conditions.

1.5	Consolidated results of operations
Three months ended March 31, 2007 compared to three months ended December 31, 2006

Sales

Sales were $478.1 million in Q1, 2007, an increase of $7.5 million, or 1.6%, compared to $470.6 million in the fourth quarter (“Q4”), 2006. Higher average transaction prices for directory grades and pulp, together with the positive impact of the weakening Canadian dollar more than offset the negative impact of lower average transaction prices for the Company’s newsprint, coated mechanical and uncoated mechanical grades.

EBITDA

EBITDA was $14.1 million in Q1, 2007, a decrease of $34.4 million from $48.5 million in Q4, 2006. The impact of restructuring and change-of-control related costs, lower paper product prices, higher fibre prices, fewer operating days, and higher planned maintenance shuts, which directly impacted production volume, more than offset higher pulp prices, the positive impact of the weaker Canadian dollar and the absence of weather related downtime.

The following table summarizes the key changes in EBITDA from Q4, 2006 to Q1, 2007:

($ millions)
Q4, 2006 EBITDA	$48.5
Improved pulp prices	3.9
Weaker paper prices	(8.8)
Impact of maintenance shutdowns	(13.5)
Increased fibre prices	(5.7)
Two fewer operating days	(4.3)
Absence of weather related downtime	2.7
Impact of weaker Canadian dollar, net of hedging program	3.6
Restructuring costs	(9.3)
Change-of-control related costs	(7.7)
Other, net	4.7
Q1, 2007 EBITDA	$14.1

Operating earnings (loss)

The Company recorded an operating loss of $30.7 million for Q1, compared to an operating loss of $3.3 million for Q4, 2006. The $27.4 million increase in operating loss was primarily related to the $34.4 million decrease in EBITDA noted above and the absence of the $5.8 million impairment loss recorded in Q4, 2006.

Net earnings (loss)

Net loss in Q1, 2007 was $25.6 million ($0.12 per common share) compared to a net loss of $37.2 million ($0.17 per common share) in Q4, 2006. Q1, 2007 included a $6.6 million ($0.03 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to a $26.2 million ($0.12 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt in Q4, 2006. Net loss in Q1, 2007 also included $12.2 million ($0.06 per common share) of after-tax costs resulting from restructuring and change-of-control related expenses. Net loss in Q4, 2006 also included an after-tax impairment loss of $3.8 million ($0.02 per common share).

Net loss before the abovementioned items in Q1, 2007 was $20.0 million ($0.09 per common share) compared to a net loss before the abovementioned items of $7.2 million ($0.03 per common share) in Q4, 2006.

Three months ended March 31, 2007 compared to three months ended March 31, 2006

Sales

Sales were $478.1 million in Q1, 2007, an increase of $21.8 million, or 4.8%, from sales of $456.3 million in Q1, 2006. Improved average transaction prices for the Company’s pulp products and directory grades, and higher pulp and directory sales volumes offset the negative impact of the stronger Canadian dollar, weaker prices for newsprint and coated mechanical grades, and lower newsprint sales volumes.

EBITDA

EBITDA was $14.1 million in Q1, 2007, a decrease of $33.2 million from $47.3 million in Q1, 2006. The negative impact of higher fibre prices, higher planned maintenance shuts, restructuring and change-of-control related costs, and lower paper prices more than offset higher pulp prices.

The following table summarizes the key changes in EBITDA from Q1, 2006 to Q1, 2007:

($ millions)
Q1, 2006 EBITDA	$47.3
Improved pulp prices	24.9
Weaker paper prices	(5.3)
Increased fibre prices	(20.4)
Impact of maintenance shutdowns	(12.8)
Restructuring costs	(10.8)
Change-of-control related costs	(7.7)
Other, net	(1.1)
Q1, 2007 EBITDA	$14.1

Operating earnings (loss)

The Company recorded an operating loss of $30.7 million in Q1, 2007, compared to an operating loss of $15.9 million in Q1, 2006. The $14.8 million increase in operating loss was primarily related to the $33.2 million decrease in EBITDA noted above and the absence of the $17.6 million impairment loss related to the permanent closure of the A3 paper machine recorded in Q1, 2006.

Net earnings (loss)

Net loss in Q1, 2007 was $25.6 million ($0.12 per common share) compared to a net loss of $23.6 million ($0.11 per common share) in Q1, 2006. Net loss in Q1, 2007 included a $6.6 million ($0.03 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax foreign exchange loss of $0.3 million (less than $0.01 per common share) in Q1, 2006. Net loss in Q1, 2007 also included $12.2 million ($0.06 per common share) of after-tax costs resulting from restructuring and change-of-control related expenses. Net loss in Q1, 2006 also included the $11.6 million ($0.05 per common share) after-tax impairment loss.

Net loss before the abovementioned items in Q1, 2007 was $20.0 million ($0.09 per common share) compared to a net loss of $11.7 million ($0.05 per common share) before the abovementioned items in Q1, 2006.

2.0	SEGMENTED RESULTS OF OPERATIONS

2.1	Specialty papers

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007	2006
	Q1	Q1	Q2	Q3	Q4	TOTAL
Sales	$238.1	$220.8	$218.6	$245.0	$234.0	$918.4
EBITDA [1]	9.6	29.1	25.7	31.6	18.4	104.8
Operating earnings (loss)	(14.2)	6.6	2.8	6.9	(6.6)	9.7
EBITDA margin [1,2]	4.0%	13.2%	11.8%	12.9%	7.9%	11.4%

Sales (000 tonnes)	255.2	235.1	237.8	264.6	252.7	990.2
Production (000 tonnes)	256.6	235.7	244.2	254.8	249.0	983.7

Average sales revenue per tonne	$933	$939	$920	$926	$927	$928
Average delivered cash costs per tonne [3]	896	815	811	806	853	822

SC-A paper, 35 lb. (US$/ton) [4]	752	780	785	800	787	788
LWC paper, No. 5, 40 lb. (US$/ton) [4]	767	873	852	820	798	836
Telephone directory paper, 22.1 lb. (US$/ton) [4]	765	715	720	725	725	721

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	EBITDA margin is defined as EBITDA as a percentage of sales.
3	Average delivered cash costs per tonne for these purposes consist of cost of sales and selling, general and administration (“SG&A”).
4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment overview

Overall, market conditions for specialty paper products were mixed in Q1, 2007.

Coated mechanical demand was down 0.6% year-over-year mainly due to slowing catalogue and magazine demand and to customer switching to super-calendered grades. Weak demand and high North American mill inventories caused prices to continue to decrease during Q1. The Q1, 2007 average LWC benchmark price was US$767 per ton, a US$31 per ton, or 3.9%, decrease from Q4, 2006. Compared to Q1, 2006, the average benchmark price was down US$106 per ton, or 12.1%.

Uncoated mechanical demand was up 1.4% year-over-year as a result of strong high gloss demand. High gloss demand was up 6.0% year-over-year due to grade switching from coated mechanical grades and lower gloss and non-gloss grades. However, high gloss prices weakened during Q1. Demand for standard uncoated mechanical grades was down 5.1% year-over-year and as a result prices weakened during Q1. The average benchmark price for SC-A in Q1, 2007 was US$752, a US$35 per ton, or 4.4%, decrease from Q4, 2006. Compared to Q1, 2006, the average benchmark price decreased US$28 per ton, or 3.6%.

Demand for directory was solid in Q1, up 5.3% year-over-year as large and independent publishers printed more books and pages through February. Annual directory price increases were implemented at the beginning of Q1. The average benchmark price for Q1, 2007 was US$765 per ton, up US$40 per ton, or 5.5%, over Q4, 2006. Compared to Q1, 2006, the average benchmark price was up US$50 per ton, or 7.0%.

Operational performance

Three months ended March 31, 2007 compared to three months ended December 31, 2006

The specialty papers business recorded an operating loss of $14.2 million on sales of $238.1 million in Q1, 2007, compared to an operating loss of $6.6 million on sales of $234.0 million in Q4, 2006. EBITDA in Q1, 2007 was $9.6 million, an $8.8 million decrease from $18.4 million recorded in Q4, 2006.

Sales volumes were 255,200 tonnes in Q1, 2007, which was consistent with Q4, 2006.

Average sales revenue was $933 per tonne, an increase of $6 per tonne from Q4, 2006, as stronger directory prices and a weaker Canadian dollar more than offset weaker uncoated and coated mechanical grade prices.

Average delivered cash costs in Q1, 2007 were $896 per tonne, an increase of $43 per tonne compared to Q4, 2006. Higher fibre prices, and restructuring and change-of-control related costs more than offset lower maintenance spending.

Three months ended March 31, 2007 compared to three months ended March 31, 2006

The specialty papers business recorded an operating loss of $14.2 million on sales of $238.1 million in Q1, 2007, compared to operating earnings of $6.6 million on sales of $220.8 million for Q1, 2006. EBITDA in Q1, 2007 was $9.6 million, a $19.5 million decrease from $29.1 million recorded in Q4, 2006.

Sales volumes were 255,200 tonnes in Q1, 2007, an increase of 20,100 tonnes, or 8.5%, from Q1, 2006, primarily due to the flexibility to swing machine production to meet the higher demand for certain specialty grades.

Average sales revenue was $933 per tonne in Q1, 2007, a decrease of $6 per tonne from Q1, 2006, as weaker coated paper prices and the stronger Canadian dollar more than offset higher prices for directory grades.

Average delivered cash costs in Q1, 2007 were $896 per tonne, an increase of $81 per tonne, compared to Q1, 2006. This was due to higher planned maintenance spending, restructuring and change-of-control related costs, higher usage of fossil fuel due to a shortage of hog fuel, and increased fibre prices.

2.2	Newsprint

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007	2006
	Q1	Q1	Q2	Q3	Q4	TOTAL
Sales	$109.3	$137.2	$135.4	$128.8	$128.4	$529.8
EBITDA [1]	(3.1)	19.8	19.3	18.2	14.5	71.8
Operating earnings (loss)	(13.3)	(9.9)	7.4	7.5	1.9	6.9
EBITDA margin [1,2]	(2.8%)	14.4%	14.3%	14.1%	11.3%	13.6%

Sales (000 tonnes)	148.7	181.1	178.4	169.5	170.1	699.1
Production (000 tonnes)	152.1	183.9	179.6	170.0	170.2	703.7

Average sales revenue per tonne	$735	$758	$759	$761	$754	$758
Average delivered cash costs per tonne [3]	756	647	651	653	669	655
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [4]	606	640	651	658	649	649

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	EBITDA margin is defined as EBITDA as a percentage of sales.
3	Average delivered cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
4	Benchmark selling prices are sourced from RISI.

2.2.1	Segment overview

Demand for newsprint continued its downward trend due to significant decreases in ad lineage, circulation and basis weights, and publisher conservation measures. Total U.S. consumption was down 12.2% through February, year-over-year, which negatively impacted prices. The average newsprint benchmark price in Q1, 2007 was US$606 per tonne, down US$43 per tonne, or 6.6%, over Q4, 2006. Compared to Q1, 2006, the average benchmark price has decreased US$34 per tonne, or 5.3%.

2.2.2	Operational performance

Three months ended March 31, 2007 compared to three months ended December 31, 2006

The newsprint business recorded an operating loss of $13.3 million on sales of $109.3 million in Q1, 2007, compared to operating earnings of $1.9 million on sales of $128.4 million in Q4, 2006. Negative EBITDA in Q1, 2007 was $3.1 million, a $17.6 million decrease from EBITDA of $14.5 million recorded in Q4, 2006.

Sales volumes were 148,700 tonnes in Q1, 2007, a decrease of 21,400 tonnes, or 12.6%, compared to Q4, 2006, primarily due to the flexibility to swing machine production to meet the higher demand for other grades.

Average sales revenue was $735 per tonne in Q1, 2007, a decrease of $19 per tonne from Q4, 2006, with price decreases more than offsetting the favourable foreign exchange movements.

Average delivered cash costs in Q1, 2007 were $756 per tonne, an increase of $87 per tonne from Q4, 2006. This was due to higher planned maintenance spending, restructuring and change-of-control related costs and higher fibre prices.

Three months ended March 31, 2007 compared to three months ended March 31, 2006

The newsprint business recorded an operating loss of $13.3 million on sales of $109.3 million for Q1, 2007, compared to an operating loss of $9.9 million on sales of $137.2 million for Q1, 2006. Negative EBITDA in Q1, 2007 was $3.1 million, down $22.9 million from EBITDA of $19.8 million recorded in Q1, 2006.

Sales volumes were 148,700 tonnes in Q1, 2007, a decrease of 32,400 tonnes, or 17.9%, compared to Q1, 2006, primarily due to the flexibility to swing machine production to meet the higher demand for other grades.

Average sales revenue was $735 per tonne in Q1, 2007, a decrease of $23 per tonne from Q1, 2006, mainly due to lower transaction prices and to a lesser extent, the impact of the stronger Canadian dollar.

Average delivered cash costs in Q1, 2007 were $756 per tonne, an increase of $109 per tonne from Q1, 2006. Higher fibre prices, restructuring and change-of control related costs, higher planned maintenance spending, and higher usage of fossil fuel due to a shortage of hog fuel more than offset the savings from lower energy costs.

2.3	Pulp

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007	2006
	Q1	Q1	Q2	Q3	Q4	TOTAL
Sales	$130.7	$98.3	$115.6	$112.2	$108.2	$434.3
EBITDA [1]	7.6	(1.6)	7.4	13.0	15.6	34.4
Operating earnings (loss)	(3.2)	(12.6)	(4.1)	2.6	1.4	(12.7)
EBITDA margin [1,2]	5.8%	(1.6%)	6.4%	11.6%	14.4%	7.9%

Sales (000 tonnes)	167.9	153.4	171.4	155.9	145.5	626.2
Production (000 tonnes)	156.8	153.1	155.6	162.8	152.8	624.3

Average sales revenue per tonne	$778	$641	$674	$720	$744	$693
Average delivered cash costs per tonne [3]	732	652	630	637	636	638
NBSK pulp, Northern Europe delivery (US$/tonne) [4]	757	618	665	710	737	681
White-top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [4]	680	650	680	680	680	673

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
2	EBITDA margin is defined as EBITDA as a percentage of sales.
3	Average delivered cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
4	Benchmark selling prices are sourced from RISI.

2.3.1	Segment overview

Global NBSK pulp shipments were down 2.4% year-over-year, however, low inventories helped secure the previously announced price increases of US$30 per tonne in Europe and US$20 per tonne in North America during Q1 and pushed the European NBSK benchmark pulp price to a level last seen in 1995. The average Northern Europe NBSK benchmark price in Q1, 2007 was US$757 per tonne, up US$20 per tonne, or 2.7%, from Q4, 2006. Compared to Q1, 2006, the average benchmark price increased US$139 per tonne, or 22.5%. In addition, NBSK price increases of US$20 per tonne in Europe and the United States and US$10 per tonne in China were announced effective April 1, 2007.

Containerboard demand decreased in Q1 due to weak box shipments; however, prices remained firm due to balanced mill and box plant inventories. The previously announced price increase of US$40 per ton for containerboard and white-top linerboard for effect on January 1, 2007 was not implemented in Q1. The average white-top linerboard benchmark price in Q1, 2007 was US$680 per ton, which was in line with Q4, 2006. Compared to Q1, 2006, the average benchmark price was up US$30 per ton, or 4.6%.

2.3.2	Operational performance

Three months ended March 31, 2007 compared to three months ended December 31, 2006

The pulp and containerboard business recorded an operating loss of $3.2 million on sales of $130.7 million in Q1, 2007, compared to operating earnings of $1.4 million on sales of $108.2 million in Q4, 2006. EBITDA decreased by $8.0 million to $7.6 million in Q1, 2007 from EBITDA of $15.6 million in Q4, 2006.

Sales volumes reached 167,900 tonnes in Q1, 2007, an increase of 22,400 tonnes, or 15.4%, from Q4, 2006, primarily due to higher pulp production and strong pulp shipments, especially to Asia, which resulted in low mill inventories at the end of Q1, 2007.

Average sales revenue was $778 per tonne in Q1, 2007, an increase of $34 per tonne from Q4, 2006, with higher pricing and the impact of the weaker Canadian dollar being the primary factors for the increase.

Average delivered cash costs in Q1, 2007 were $732 per tonne, an increase of $96 per tonne from Q4, 2006, with increased fibre costs, change-of-control related costs, and higher planned maintenance spending more than offsetting the impact of the nine-day curtailment taken at Elk Falls in Q4, 2006.

Three months ended March 31, 2007 compared to three months ended March 31, 2006

The pulp and containerboard business recorded an operating loss of $3.2 million on sales of $130.7 million in Q1, 2007, compared to an operating loss of $12.6 million on sales of $98.3 million in Q1, 2006. EBITDA of $7.6 million improved by $9.2 million from negative EBITDA of $1.6 million recorded in Q1, 2006.

Sales volumes were 167,900 tonnes in Q1, 2007, an increase of 14,500 tonnes, or 9.5%, compared to Q1, 2006, primarily due to higher pulp production and strong pulp shipments, especially to Asia, which resulted in low mill inventories at the end of Q1, 2007.

Average sales revenue was $778 per tonne in Q1, 2007, an increase of $137 per tonne from Q1, 2006, largely due to stronger transaction prices, which more than offset the stronger Canadian dollar.

Average delivered cash costs in Q1, 2007 were $732 per tonne, an increase of $80 per tonne compared to Q1, 2006, due to increased fibre prices, higher planned maintenance spending, and change-of-control related costs.

3.0	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2007	2006
	Q1	Q1	Q2	Q3	Q4	TOTAL

Cash flows provided by operations before changes in non-cash operating working capital	$3.7	$43.3	$28.4	$48.6	$49.7	$170.0
Changes in non-cash working capital	9.6	(1.9)	18.2	(27.4)	2.5	(8.6)
Cash flows provided by operations	13.3	41.4	46.6	21.2	52.2	161.4
Cash flows used by investing activities	(20.0)	(10.6)	(16.8)	(18.8)	(39.6)	(85.8)
Cash flows used by financing activities	(12.3)	(15.2)	(8.3)	(8.4)	(8.2)	(40.1)
Capital spending	20.3	11.8	17.5	22.9	41.0	93.2
Amortization [1]	44.8	63.2	46.3	45.8	51.8	207.1
Capital spending as % of amortization	45%	19%	38%	50%	79%	45%
Total debt to total capitalization [2,3]	46%	46%	44%	44%	46%	46%
Net debt to net capitalization [4,5]	46%	46%	43%	43%	45%	45%

1
Quarter 1, 2006 amortization expense includes a $17.6 million impairment loss related to the permanent closure of the A3 paper machine. Quarter 4, 2006 amortization expense includes a $1.5 million impairment loss related to the permanent closure of the A3 paper machine and $4.3 million in other asset impairments.

2 Total debt comprises long-term debt, including current portion.
3 Total capitalization comprises total debt and shareholders’ equity.
4 Net debt comprises total debt, less cash on hand.
5 Net capitalization comprises net debt and shareholders’ equity.

The Company’s principal cash requirements are for interest payments on its debt and for capital expenditures and working capital investments. Cash flows are funded through operations and, where necessary, through the revolving operating facility (the “Facility”). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions. The Company believes that the cash flow from operations and the Facility will be sufficient to meet its anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

3.1	Operating activities

Cash provided by operating activities in the current quarter was $13.3 million, compared to cash provided of $52.2 million in the previous quarter, and cash provided of $41.4 million in the same quarter last year. The decrease of $38.9 million from the previous quarter was mainly due to the $34.4 million decrease in EBITDA. Similarly, the decrease of $28.1 million from the same quarter last year was primarily due to the $33.2 million decrease in EBITDA.

3.2	Investing activities

Cash used for investing activities in the current quarter totalled $20.0 million, which was a decrease from cash used of $39.6 million in the previous quarter, and an increase from cash used of $10.6 million in the same quarter last year. Investing activities are largely comprised of capital spending. Consequently, movements in cash flows are primarily due to changes in capital spending.

The current quarter’s capital spending was $20.3 million and was comprised of various small high-return capital projects, including a number of projects for the purposes of increasing product quality.

Capital expenditures are expected to approximate $100 million for the year.

3.3	Financing activities

Cash used by financing activities was $12.3 million in the current quarter, compared to cash used of $8.2 million in the previous quarter and cash used of $15.2 million in the same quarter last year. The increase of $4.1 million from the previous quarter was primarily due to additional pension payments upon change-of-control. The primary reason for the $2.9 million decrease from the same quarter last year was the absence of drawings on the revolving loan.

3.3.1	Debt

As of March 31, 2007, the Company’s $350.0 million Facility was undrawn. After outstanding letters of credit of $22.8 million, $327.2 million was available to be drawn at the end of the quarter. Total long-term debt outstanding as at March 31, 2007 was $833.0 million. The Company’s net debt to net capitalization ratio as at March 31, 2007, was 46%, or 1%, higher than the previous quarter.

The Company is in compliance with the covenants under its Facility and senior notes indentures. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average was 2.5:1 as at March 31, 2007 (3.0:1 as at December 31, 2006). In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $108.1 million and negative $83.1 million, respectively, as at March 31, 2007 (negative $72.5 million and negative $47.5 million, respectively, as at December 31, 2006), as a result of the accumulation of losses in recent years. Under the senior note covenants, the Company is restricted from making certain payments, including the payment of dividends, unless the balances in these baskets are positive.

In January 2007, Dominion Bond Rating Service changed its outlook on the Company’s debt ratings to stable from negative.

3.3.2	Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, and to energy costs and long-term debt. In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments - Recognition and Measurement, and Section 3865, Hedges. Under these new guidelines the Company records all derivatives in its balance sheet at fair value.

Revenue risk management instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars. At March 31, 2007, the Company had foreign currency options and forward contracts with a notional principal of $578 million with major financial institutions. At March 31, 2007, 68% of the options and contracts were designated as hedging instruments. Changes in the fair values of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At March 31, 2007, instruments having a notional principal of US$393 million are designated as hedging instruments. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $3.3 million, of which $1.8 million is included in “Prepaids and other” and $1.5 million in “Other assets”.

At March 31, 2007, commodity swap agreements were outstanding to fix the sales price on NBSK pulp for 6,250 metric tonnes within the next nine months at a weighted average PIX price of US$702 per tonne. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.4 million at the end of the first quarter of 2007.

Long-term debt risk management instruments

In respect of long-term debt, the Company is party to US$19.0 million in forward foreign exchange contracts and options to acquire U.S. dollars over a five-year period. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $3.4 million.

Cost risk management instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas requirements. The contracts are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end contract rates, the net amount the Company would receive to settle these contracts is $0.4 million, all of which is included in “Prepaids and other” and has been recognized in “Cost of sales”.

Interest rate swaps

The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes. At March 31, 2007, the Company had pay-floating, receive-fixed interest rate swap contracts for notional US$80.0 million, and has designated them as hedging instruments. These derivatives are recorded on the balance sheet at their fair value. The effective portion of changes in the fair value of the derivatives are netted in "Long-term debt" and the ineffective portion is recognized in "Interest expense". The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six-month LIBOR plus 2.0%. At period-end swap rates, the net amount the Company would receive to settle these contracts is $1.5 million, of which $0.1 million is included in “Prepaids and other” and $1.4 million in “Other assets”.

4.0	RELATED PARTY TRANSACTIONS

There were no related party transactions in the current period.

5.0	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities. A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2006, can be found on page 43 of the Company’s 2006 Annual Report. These have not changed materially since December 31, 2006. The Company has reviewed the indemnities and guarantees under the new CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, and has determined the fair value on these indemnities and guarantees to be insignificant.

6.0	CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and capital and operating leases. The summary of the Company’s contractual obligations as at December 31, 2006 can be found on page 39 of the Company’s 2006 Annual Report. During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business.

7.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2007:

	2007	2006				2005
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	$478.1	$470.6	$486.0	$469.6	$456.3	$471.9	$450.3	$439.0
EBITDA[1]	14.1	48.5	62.8	52.4	47.3	48.3	47.9	25.4
Net earnings (loss)	(25.6)	(37.2)	2.5	42.4	(23.6)	(8.0)	34.2	(30.0)
Net earnings (loss) per share - basic and diluted	$(0.12)	$(0.17)	$0.01	$0.20	$(0.11)	$(0.04)	$0.16	$(0.14)

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.

8.0	NON-GAAP MEASURES

The following measure included in this report does not have a standardized meaning under Canadian GAAP.

EBITDA (earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses), as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other companies.

The following table reconciles the Company’s net earnings (loss) to EBITDA:

(In millions of dollars)	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings (loss)	$(25.6)	$(37.2)	$2.5	$42.4	$(23.6)	$(8.0)	$34.2	$(30.0)
Amortization	44.8	46.0	45.8	46.3	45.6	46.0	45.1	44.9
Impairment loss on property, plant and equipment	-	5.8	-	-	17.6	-	-	-
Foreign exchange (gain) loss on translation of long-term debt	(7.9)	31.6	(0.1)	(31.6)	0.4	2.7	(38.4)	7.8
Other (income) expense, net	(0.3)	(1.7)	0.4	(0.5)	-	(0.9)	0.1	(2.8)
Interest expense, net	18.5	18.3	18.4	18.7	18.4	19.1	19.0	19.2
Income tax expense (recovery)	(15.2)	(13.8)	(4.4)	(24.4)	(11.4)	(10.6)	(12.4)	(13.8)
Non-controlling interest	(0.2)	(0.5)	0.2	1.5	0.3	-	0.3	0.1
EBITDA	$14.1	$48.5	$62.8	$52.4	$47.3	$48.3	$47.9	$25.4

9.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information. Actual results could differ from those estimates. The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 46 to 50 of the Company’s 2006 Annual Report. These have not materially changed since December 31, 2006.

10.0	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the following new pronouncements issued by the CICA:

Section 1530, Comprehensive Income

Section 1530, Comprehensive Income, defines and establishes the reporting requirements for comprehensive income.

Section 3251, Equity

Section 3251, Equity, replaces Section 3250, Surplus, and establishes standards for the presentation of changes in equity.

Section 3855, Financial Instruments - Recognition and Measurement

Section 3855, Financial Instruments - Recognition and Measurement, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

Section 3861, Financial Instruments - Disclosure and Presentation

Section 3861, Financial Instruments - Disclosure and Presentation, replaces Section 3860, Financial Instruments - Disclosure and Presentation, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

Section 3865, Hedges

Section 3865, Hedges, establishes the standards for when and how hedge accounting may be applied.

11.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

The CICA has not finalized any new accounting standards that will impact the Company’s future financial reporting; however, the CICA has issued a number of exposure drafts that may affect the Company once finalized.

12.0	RISKS AND UNCERTAINTIES

The Company produces and markets paper and pulp products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in British Columbia.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product prices

The Company’s markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affect product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.

The newsprint market is mature, but the Company believes it remains in a position to mitigate the impact of this decline through its ability to switch grades.

Global competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European and Asian producers. Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates.  The Company is focused on improving productivity and reducing costs to stay competitive.

International sales

A significant portion of the Company’s sales are outside Canada and the United States. Therefore, the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of the Company’s distribution agreement with an affiliate of Norske Skogindustrier ASA, either party on six-months notice may terminate the agreement. If the agreement is terminated, the Company will be required to replace the distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt. The Company’s hedging policy for revenues includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. The revenue hedge program mitigates the impact of any rapid movements in currency by 20% to 40% over the near term. In addition, the Company considers future U.S. dollar revenues to provide a partial natural hedge for its U.S.-dollar-denominated debt.

Fibre supply

Since the Company has no significant timber holdings, operations are dependent on the supply by third parties of wood fibre, over half of which is provided by three suppliers. The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, and shutdown of operations by suppliers or the Company for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors such as raw material availability, finished goods inventory levels, or interest rates and underlying demand for lumber in key markets.

Long-term fibre contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company’s pulp and paper mills’ wood fibre requirements. The solid wood segment of British Columbia’s forest industry has undergone significant consolidation and downsizing. As a result, there is no assurance that the Company will continue to be able to access wood fibre at the same levels achieved in the past; therefore, costs may be negatively impacted.

The Company is currently monitoring the impacts of the softwood lumber agreement and the weakening U.S. housing market to determine British Columbia’s lumber producers’ ability to maintain production levels. The Company’s cost of wood fibre could be negatively impacted if its wood fibre suppliers are forced to alter their operations such that they are not able to supply wood fibre to the Company at current levels or from cost-effective locations or due to increased market prices.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia’s timberlands, including areas where the forest tenures held by the Company’s suppliers are located. Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines. Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from this facility. While the supply remains reliable, the pricing is determined by the market and is subject to variability. Demand and prices for old newspapers have been increasing in recent periods due primarily to increased export demand.

Aboriginal claims

The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the two governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there are a reasonable prospect their decisions, such as the decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits. In mid-2005 the Government of British Columbia initiated a “new relationship” policy related to Aboriginal interests that recognizes the need to find pre-treaty solutions to advance the consultation process and to reconcile governmental interests and Aboriginal interests. This new relationship policy is directed, in part, at improving decision-making affecting land and resource use. It is unclear what, if any, impact the new relationship policy will have on governmental decision making as it affects the Company.

Energy costs

The Company is a significant consumer of electrical power.

The Company’s electricity supply contracts are provincially regulated, and historically pricing has been very stable. In early 2006, BC Hydro (the “Utility”) announced an interim rate increase of 4.65%, effective July 1, 2006, subject to regulatory approval in late 2006. In November 2006, after a negotiated settlement process, the Utility regulatory commission approved a final rate increase of 1.54%, effective July 1, 2006 to January 31, 2007. The higher rate increase will remain in effect until the end of January 2007. In March 2007, the Utility plans to issue a refund to customers based on the difference between the interim 4.65% increase and the final 1.54% rate increase for the period July 1, 2006 to January 31, 2007. In addition, the Utility regulatory commission approved a further increase of 1.64% over the Utilities rate prior to July 2006, effective February 1, 2007 and will also charge an additional rate rider of 2% on all customer bills for the period February 1, 2007 to March 31, 2008. The Company has recorded a $2.8 million receivable for the refund applicable for the period July 1, 2006 to December 31, 2006, and a $0.4 million receivable for the refund applicable for the period January 1, 2007 to January 31, 2007. The Company believes that the Province’s electricity rates will continue to be low relative to other regions in North America, but going forward the Utility will be requesting rate increases on a more regular basis than in the past should the cost of electricity sources continue to rise. Consequently, future changes in electricity prices could have a significant impact on the Company’s earnings.

Effective April 1, 2006, the Utility implemented its redesigned rate structure for industrial customers. The new rate structure has resulted in the Company acquiring 90% of the electricity purchased from the Utility at an annual rate that is lower than the previous regulated rate, and 10% of the electricity at an annual rate that approximates the long-term acquisition costs paid by the Utility for incremental electricity. The change in rate structure, by design, is not expected to materially impact the Company's total cost of electricity, assuming no change to the Company’s electricity consumption, but it has been designed to motivate industrial customers to reduce their electricity consumption. Consequently, the new rate structure has provided the opportunity for the Company to capture approximately $7 million of cost reductions over the last 12 months.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company’s energy hedging policy is restricted to 20-70% of the net exposure for oil and gas. In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

Legal proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, which are generally related to contract disputes and employment law. As at December 31, 2006, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers. Shortly after the investigation was announced, the Company and certain of its affiliates were named, together with a number of other paper producers, in several United States class action lawsuits brought by direct and indirect purchasers alleging an ongoing conspiracy to fix prices of magazine and other publication papers. In late 2006, the European Commission reportedly completed its investigation and the Company was also conditionally dismissed from the class action brought by direct purchasers. The Company remains a defendant in class actions brought by indirect purchasers. The Company believes there is no merit to the lawsuits with respect to the Company, but will nonetheless continue to incur related costs to defend itself.

Prior period losses

The Company has recorded a net loss in seven of the last 12 quarters. These losses have arisen primarily as a result of the strengthening Canadian dollar and, to a lesser extent, market conditions. Should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations, like those of other Canadian producers, face significant challenges with the strong Canadian dollar and the cost of fibre and energy. While under current market projections the Company expects to operate its pulp facilities, deterioration in market conditions or unplanned major capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and its debt agreements contain various restrictive and financial covenants. The Company’s ability to pay interest on and satisfy its debt obligations will depend on its future operating performance and ability to obtain additional debt or equity financing when necessary. Prevailing economic conditions and financial, business and other factors beyond the Company’s control may affect its ability to make these payments. In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Environmental matters

The Company’s operations are subject to a wide range of general and industry-specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company could also incur significant costs, such as civil or criminal fines, sanctions and enforcement actions (including orders requiring remedial actions) and third party claims for property damage and personal injury, as a result of violations of, or liabilities under, environmental laws and regulations. The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

The federal government has recently indicated its intent to regulate priority air pollutants and greenhouse gases under the Clean Air Act. The forest products sector is named as one of the targeted sectors for regulation. The impact and associated cost of any such regulation is currently unknown, although it is anticipated that the government will consult with industry before finalizing any regulations.

Labour disruptions

Many of the Company’s suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

The Canadian National Railway reached a tentative settlement with the United Transportation Union, the union representing its train conductors and yard services crews, on February 24, 2007, ending a two-week strike. While the February downtime did impact the Company’s ability to move product into mills and to customers, the impact was minimal in Q1.

Following a ratification vote on April 10, 2007 by the union membership, which rejected the settlement, a federally legislated settlement received royal assent on April 18, 2007 and as a result, the United Transportation Union members returned to work.

A labour disruption between four towboat operators and the Canadian Merchant Services Guild (the “Guild”) has prevailed since early February. These operators are responsible for the transportation of logs on the Fraser River as well as ship berthing at Crofton. Currently the three operators on the Fraser River have reached agreement with the Guild and operations are re-activated, while the operator providing ship berthing service at Crofton has yet to reach agreement.

The majority of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”) unions. Distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”). Collective agreements with the CEP and PPWC unions expire in April 2008. During Q1, 2006, the Company negotiated a new collective agreement with COPE, the smallest of the three unions, that expires on April 30, 2012. The collective agreement with CLAC expires April 2012. The Company believes its labour relations are strong and does not anticipate labour disruptions in its operations.

13.0	OUTLOOK

Weakening paper prices and high fibre costs due to supply limitations are expected to continue to present significant challenges for the Company and the industry in 2007. Fibre prices are expected to continue to increase in the second quarter (“Q2”) but at a slower rate than the previous six months. Further significant restructuring costs related to the announced workforce reductions of approximately 350 positions will be incurred in the balance of 2007 in advance of the benefits expected from these reductions. In addition, the Company continues to focus on other cost and margin improvement opportunities.

Specialty paper market conditions are expected to remain mixed in 2007. Coated mechanical demand is expected to be relatively flat and prices are expected to stabilize in the second half of the year. Uncoated mechanical demand is expected to strengthen for the balance of 2007 with prices stabilizing in the seasonally busy second half of the year. Directory demand is expected to be solid and prices firm through 2007.

The newsprint market is expected to continue to soften due to decreases in ad lineage, circulation and publishers’ conservation measures. U.S. consumption is expected to continue to decrease in Q2.

NBSK pulp markets are expected to show steady demand with the expectation that prices will increase slightly in Q2.  Price increases of US$20 per tonne in Europe and the United States and US$10 per tonne in China have been announced for NBSK pulp, effective April 1, 2007.  As a consequence of new hardwood production expected in 2007, the Company expects NBSK pulp markets to weaken moderately in the latter half of the year.

Containerboard demand is expected to improve for the remainder of the year. The US$40 per tonne price increase announced for effect on January 1, 2007 for containerboard and white-top linerboard has not yet been implemented.

A portion of the Company’s wood fibre supplier employees are members of the United Steelworkers of Canada whose contract is set to expire on June 15, 2007. Should a work stoppage occur, the Company’s wood fibre supply would be negatively impacted both in terms of volume and cost.

The Company will focus on cost reductions in a number of areas through 2007 including workforce reductions.

During Q1, the Company spent $20.3 million on capital projects. With respect to its 2007 annual planned maintenance, the Company expects spending to be high in Q2, similar to Q1, and lower spending for the remainder of the year; however, annual maintenance spending is expected to be consistent year-over-year.

14.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the board of directors. The board of directors has read and approved this MD&A. Through discussions with management, the board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Internal controls

On March 10, 2006, the Canadian Securities Administrators issued Notice 52-313, “Status of Proposed MI 52-111 Reporting on Internal Control over Financial Reporting and Proposed Amended and Restated MI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Findings,” (“Notice 52-313”). Notice 52-313 advised market participants that proposed Multilateral Instrument 52-111, “Reporting on Internal Control over Financial Reporting”, will be dropped, and that Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Findings”, will be modified to require:

•
Annual CEO and CFO certifications stating that they have evaluated the effectiveness of the issuer’s internal control over financial reporting as of the end of the financial year, and caused the issuer to disclose in its annual MD&A their conclusions about the effectiveness of internal control over financial reporting as at the end of the financial year based on their evaluations.

•
The issuer will not be required to obtain from its independent auditors an internal control audit opinion concerning management’s assessment of the effectiveness of internal control over financial reporting.

•	These requirements will apply to all reporting issuers, other than investment funds, in all Canadian jurisdictions.

•	The earliest these requirements will apply is in respect of financial years ending on or after December 31, 2007.

As a result of the changes highlighted in Notice 52-313, the Company’s CEO and CFO were required to certify as to the design of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2006, and the certification as to the effectiveness of internal control over financial reporting will be added for the fiscal year ended December 31, 2007.

Section 404 of the United States Sarbanes-Oxley Act, “Management Assessment of Internal Controls” (“Section 404”), continues to require that management assess and report on the effectiveness of internal control over financial reporting annually. The Company was required to comply with Section 404 by the end of its fiscal year ended December 31, 2006.

15.0	OUTSTANDING SHARE DATA

At April 24, 2007, the Company had 214,620,553 common shares issued and outstanding.

Additional information about the Company including the 2006 Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.